SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(RULE 13D-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO §240.13D-1( a) AND AMENDMENTS THERETO FILED PURSUANT TO §240.13d-2(a)
(Amendment No. 5)

Under the Securities Exchange Act of 1934

Immunosyn Corporation
(Name of Issuer) Common Stock, par value $0.0001 per share
(Title of Class of Securities) 452530 10 1 (CUSIP Number)
Douglas A. McClain, Jr. Argyll Biotechnologies, LLC 10815 Rancho Bernardo Road Suite 101 San Diego, California 92127 (858) 200-2320
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications) April 20, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d–1(e), 13d-1(f) or 13d-1(g), check the following box   ☐ .

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.   See Rule 13d-7(b) for other parties to whom copies are to be sent.

 (Continued on Following Pages)

(Page 1 of 13 Pages)

CUSIP No. 452530 10 1	13D	Page 2 of 13

1.	NAME OF REPORTING PERSONS: Argyll Biotechnologies, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) x*
3.	SEC USE ONLY
4.	SOURCE OF FUNDS: N/A
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 145,363,798 **
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 145,363,798 **
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 145,363,798 **
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 54.33%
14.	TYPE OF REPORTING PERSON CO

*  See Item 2 hereof.
**See Item 5 hereof.

CUSIP No. 452530 10 1	13D	Page 3 of 13

1.	NAME OF REPORTING PERSONS: James T. Miceli
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) x*
3.	SEC USE ONLY
4.	SOURCE OF FUNDS: N/A
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 145,363,798 **
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 145,363,798 **
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 72,681,899 **
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.17%
14.	TYPE OF REPORTING PERSON IN

*  See Item 2 hereof.
**See Item 5 hereof.

CUSIP No. 452530 10 1	13D	Page 4 of 13

1.	NAME OF REPORTING PERSONS: Douglas A. McClain, Jr.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) x*
3.	SEC USE ONLY
4.	SOURCE OF FUNDS: N/A
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 145,363,798 **
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 145,363,798 **
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 72,681,899 **
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.17%
14.	TYPE OF REPORTING PERSON IN

*  See Item 2 hereof.
**See Item 5 hereof.

CUSIP No. 452530 10 1	13D	Page 5 of 13

ITEM 1.  SECURITY AND ISSUER

This Amendment No. 5 to Schedule 13D (this “ Schedule 13D ”) relates to the common stock, par value $0.0001 per share (the “ Common Stock ”), of Immunosyn Corporation, a Delaware corporation (the “Issuer ”).  The principal executive office of the Issuer is located at 10815 Rancho Bernardo Road, Suite 101, San Diego, California 92127.

ITEM 2. IDENTITY AND BACKGROUND

This Schedule 13D is filed by Argyll Biotechnologies, LLC, a Delaware limited liability company (“Argyll ”), and the other persons named on Exhibit A to the original filing hereof (each a “Reporting Person ” and together the “Reporting Persons ”) filed with the Securities and Exchange Commission on February 16, 2007 (the "Initial Filing").  Exhibit A to the Initial Filing also sets forth the name, place of organization, principal business, address of principal business, address of principal office and other information with respect to the Reporting Persons.  The Reporting Person’s principal business address recently changed to 10815 Rancho Bernardo Road, Suite 101, San Diego, California 92127 but the other information in Exhibit A to the Initial Filing remains the same.

Argyll is the owner of 145,363,798 shares of Common Stock of the Issuer.  James T. Miceli and Douglas A. McClain, Jr. each own 50% of the membership interests of Argyll.  Argyll is jointly controlled by its members, James T. Miceli and Douglas A. McClain, Jr. and there is no agreement or arrangement among the two members of Argyll with respect to the voting or disposition of any securities of the Issuer owned by Argyll or any of the other Reporting Persons other than as described in Item 6 of this Schedule 13D.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Not applicable.

ITEM 4.  PURPOSE OF TRANSACTION

Not applicable. But see Item 6.

CUSIP No. 452530 10 1	13D	Page 6 of 13

James T. Miceli has had numerous conversations with other stockholders of the Issuer who believe that a short position exists in the Issuer's stock. James T. Miceli and the other stockholders of the Issuer are considering ways to address the short position. Proposals, which have included proposals made by Argyll Biotechnologies, LLC, have included a reverse stock split or retirement of most of the outstanding shares of the Issuer. Douglas A. McClain, Jr. has not been involved in any of these conversations nor has he reviewed or approved any proposals in any capacity including as an officer, director or 50% owner of Argyll Biotechnologies, LLC.

Although no Reporting Person has formulated any definitive plans not heretofore disclosed or set forth herein, each may from time to time acquire Common Stock of the Issuer or dispose of Common Stock of the Issuer through open-market or privately negotiated transactions or otherwise if and when each deems it appropriate.  Each Reporting Person may formulate other purposes, plans or proposals relating to any of such securities of the Issuer to the extent deemed advisable in light of market conditions, investment policies and other factors.

Except as set forth in this Schedule 13D, the Reporting Persons do not presently have any specific plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of this Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

The Reporting Persons’ beneficial ownership is as follows:

(a)	Amount beneficially owned: 145,363,798 shares of Common Stock
Percent of class: 54.33% based on 267,552,719 shares of Common Stock issued and outstanding.

(b)	Number of shares as to which the Reporting Persons have:

(i) Sole power to vote or to direct the vote - 0
(ii) Shared power to vote or to direct the vote - 145,363,798**
(iii) Sole power to dispose or to direct the disposition of – 0
(iv) Shared power to dispose or to direct the disposition of - 145,363,798**

(c)	The information with respect to the disposition of the Common Stock of the Issuer by Argyll, as set forth in Items 3 and 4, is hereby incorporated by reference.

(d)	Not applicable.

(e)	Not applicable.

** James T. Miceli and Douglas A. McClain, Jr. each own 50% of the membership interests of Argyll.  Argyll is jointly controlled by its members, James T. Miceli and Douglas A. McClain, Jr. and there is no agreement or arrangement among the two members of Argyll with respect to the voting or disposition of any securities of the Issuer owned by Argyll or any of the other Reporting Persons other than as described in Item 6 of this Schedule 13D.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Pursuant to a Stock Purchase and Option Agreement dated March 13, 2008 (the “Closing Date”) between Argyll Biotechnologies, LLC (“Argyll”) and Myron W. Wentz, Ph.D. (the “Stock Purchase Agreement”), Dr. Wentz purchased, for $2,000,000, 400,000 shares of the Issuer’s Common Stock, subject to adjustment. The Stock Purchase Agreement provided that if the closing price of the Issuer’s Common Stock on the principal exchange on which it is traded did not equal or exceed US$5.00 per share on the one year anniversary of the Closing Date (or the next business day if the one year anniversary of the Closing Date does not fall on a business day), Argyll would deliver to Dr. Wentz a certificate or certificates evidencing such additional number of shares of Common Stock of the Issuer (the “Make Whole Shares”) determined by dividing $2,000,000 by the closing price of the Issuer’s Common Stock on the principal exchange on which it is traded on the one year anniversary of the Closing Date and subtracting from such amount 400,000 (the number of Shares purchased on the Closing Date).   The closing price of the Issuer’s Common Stock on the OTC Bulletin Board on March 13, 2009 was $0.13 per share.  As a result, Argyll became obligated to issue 14,984,615 Make Whole Shares to Dr. Wentz for no additional consideration pursuant to a First Amendment to Stock Purchase and Option Agreement, effective as of March 20, 2009, between the parties. The transfer and delivery of the Make Whole Shares is the subject of a lawsuit filed on August 25, 2009 by Dr. Wentz in the United States District Court for the Southern District of California (the "California Disctrict Court") that names as defendants Argyll Biotech, the Issuer and Does 1-10.  On February 1, 2010, a default judgment was entered in the California District Court in favor of Dr. Wentz against (1) the Issuer in the amount of $1,948,000 plus post-judgment interest in accordance with the law and (2) Argyll Biotech in the amount of $1,948,000 plus post-judgment interest in accordance with the law plus attorneys fees in the amount of $49,601.

CUSIP No. 452530 10 1	13D	Page 7 of 13

In addition, on March 13, 2008, pursuant to the Stock Purchase Agreement, Argyll granted to Dr. Wentz an option to purchase up to 800,000 shares of the Issuer’s Common Stock from it for an exercise price of $6.00 per share on or before March 13, 2011.  In addition, pursuant to a Second Amendment to Stock Purchase and Option Agreement, effective as of April 20, 2009, between the parties, Argyll increased the March 2008 grant to Dr. Wentz of four annual options to purchase shares of the Issuer’s Common Stock from 100,000 shares to 200,000 each for exercise prices of $2.50, $3.50, $4.50 and $5.50 per share, effective as of the Closing Date, the first anniversary of the Closing Date, the second anniversary of the Closing Date and the third anniversary of the Closing Date, respectively, expiring on the tenth anniversary of the date of grant.

Also, in the Stock Purchase Agreement, Argyll previously agreed to nominate and/or cause Dr. Wentz (or his designee) to be elected to the Issuer’s Board of Directors at each annual meeting of stockholders for so long as Dr. Wentz owns at least 200,000 shares of the Issuer’s Common Stock and Argyll agreed to vote all, or cause (to the extent within its control) to be voted all, shares of the Issuer’s Common Stock owned or controlled by Argyll, directly or indirectly, to be voted to elect Dr. Wentz or his designee to serve on the Issuer’s Board of Directors for so long as Dr. Wentz owns at least 200,000 shares of the Issuer’s Common Stock.  Dr. Wentz agreed to serve on the Issuer’s Board of Directors if elected.  Dr. Wentz resigned from the Company’s Board of Directors after the close of business on March 16, 2009 effective March 13, 2009.  On April 15, 2009, representatives of Dr. Wentz notified representatives of Argyll and the Issuer that Dr. Wentz does not intend to immediately name a designee to the Issuer’s Board of Directors but reserves his right to do so at a later date.

Argyll was subject to a Sales Plan Agreement dated August 23, 2007 (but effective on or about October 26, 2007) between Argyll and BMA Securities Inc. that contained certain plans with regard to future sales by Argyll of the Common Stock of the Issuer (previously filed), which agreement expired by its terms on or about October 27, 2008.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Exhibit A – Stock Purchase and Option Agreement between Argyll Biotechnologies, LLC and Myron W. Wentz, Ph.D. dated March 13, 2008.*

Exhibit B – First Amendment to Stock Purchase and Option Agreement between Argyll Biotechnologies, LLC and Myron W. Wentz, Ph.D. effective as of March 20, 2009.

Exhibit C – Second Amendment  to Stock Purchase and Option Agreement between Argyll Biotechnologies, LLC and Myron W. Wentz, Ph.D. effective as of  April 20, 2009.

*  Previously filed.

CUSIP No. 452530 10 1	13D	Page 8 of 13

SIGNATURE

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

Dated:	April 11, 2010

ARGYLL BIOTECHNOLOGIES, LLC

By: /s/ Douglas A. McClain, Jr.
Name: Douglas A. McClain, Jr.
Title: Chief Financial Officer

/s/ James T. Miceli
James T. Miceli

/s/ Douglas A. McClain, Jr.
Douglas A. McClain, Jr.

Exhibit B

FIRST AMENDMENT TO STOCK PURCHASE AND OPTION AGREEMENT

This First Amendment to Stock Purchase and Option Agreement (this “Amendment”), effective as of March 20, 2009, is made by and between Argyll Biotechnologies LLC, a Delaware limited liability company (the “Stockholder”), and Myron W. Wentz, Ph.D., an individual resident of Mexico (the “Purchaser”).  Reference herein to a “Party” or the “Parties” shall refer, on the one hand, to the Stockholder, and on the other hand, to the Purchaser.  Capitalized terms used and not otherwise defined herein shall have the meanings ascribed thereto in the Agreement.

RECITALS

WHEREAS, Stockholder and Purchaser entered into that certain Stock Purchase and Option Agreement, dated as of March 13, 2008 (the “Agreement”); and

WHEREAS, the Parties desire to amend the Agreement as provided herein.

AGREEMENT

NOW, THEREFORE, the Parties, intending to be legally bound, agree as follows:

ARTICLE 1
AMENDMENTS

1.1           Adjustment of the Shares.  Section 2.3 of the Agreement is hereby deleted and restated in its entirety as follows:

“2.3           Adjustment of the Shares.  If the closing price of the Common Stock of the Company on the principal exchange on which it is traded does not equal or exceed US$5.00 per share on March 13, 2009, the Stockholder shall deliver to the Purchaser prior to April 20, 2009 a certificate or certificates evidencing such additional number of shares of Common Stock (the “Make Whole Shares”) determined by dividing $2,000,000 by the closing price of the Common Stock of the Company on the principal exchange on which it is traded on March 13, 2009 and subtracting from such amount 400,000 (the number of Shares purchased on the Closing Date hereunder), such Make Whole Shares to be registered in the Purchaser’s name.  The parties acknowledge that the closing price of the Common Stock on March 13, 2009 was $0.13 per share and, accordingly, the Stockholder owes Purchaser a total of 14,984,615 Make Whole Shares in addition to the 400,000 Shares, for a total of 15,384,615 shares.”

1.2           Continuity of Terms.  All the other terms and provisions of the Agreement shall remain in full force and effect.

ARTICLE 2
MISCELLANEOUS

2.1           Entire Agreement.  The Agreement (as amended hereby), including any exhibits and schedules which are attached hereto and thereto, represents the entire understanding of the Parties on the matters discussed herein and therein and supersede all prior agreements, negotiations, draft agreements, and oral communications on the same subject.

2.2           Counterparts.  This Amendment may be executed in one or more counterparts and via facsimile, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

2.3           Facsimile or PDF Signatures.  The Parties agree that transmission to the other Party of this Amendment with its facsimile or electronic “pdf” signature shall bind the Party transmitting this Amendment thereby in the same manner as if such Party’s original signature had been delivered.  Without limiting the foregoing, each Party who transmits this Amendment with its facsimile or “pdf” signature covenants to deliver the original thereof to the other Party as soon as possible thereafter.

[Signature Page Follows]

IN WITNESS WHEREOF, the undersigned have duly executed this First Amendment to Stock Purchase and Option Agreement as of the day and year first above written.

PURCHASER:	STOCKHOLDER:

ARGYLL BIOTECHNOLOGIES LLC

/s/ Myron W. Wentz	By: /s/ Douglas McClain, Jr.
Myron W. Wentz	Name/Title: Douglas McClain, Jr., CFO

Exhibit C

SECOND AMENDMENT TO STOCK PURCHASE AND OPTION AGREEMENT

This Second Amendment to Stock Purchase and Option Agreement (this “Amendment”), effective as of April 20, 2009, is made by and between Argyll Biotechnologies LLC, a Delaware limited liability company (the “Stockholder”), and Myron W. Wentz, Ph.D., an individual resident of Mexico (the “Purchaser”).  Reference herein to a “Party” or the “Parties” shall refer, on the one hand, to the Stockholder, and on the other hand, to the Purchaser.  Capitalized terms used and not otherwise defined herein shall have the meanings ascribed thereto in the Agreement (as defined below).

RECITALS

WHEREAS, Stockholder and Purchaser entered into that certain Stock Purchase and Option Agreement, dated as of March 13, 2008 and amended by a First Amendment to Stock Purchase and Option Agreement effective as of March 20, 2009 (as so amended, the “Agreement”); and

WHEREAS, the Parties desire to further amend the Agreement as provided herein.

AGREEMENT

NOW, THEREFORE, the Parties, intending to be legally bound, agree as follows:

ARTICLE 1
AMENDMENTS

1.1           Adjustment of the Shares.  The second paragraph of Section 6.1 of the Agreement is hereby deleted and restated in its entirety as follows:

“In addition to the foregoing, the Stockholder hereby grants to the Purchaser the following options (the “Annual Options”): (i) an option to purchase 200,000 shares of Common Stock of the Company from the Stockholder for an exercise price equal to US$2.50 per share as of the Closing Date, (ii) an option to purchase 200,000 shares of Common stock of the Company from the Stockholder for an exercise price equal to US$3.50 per share as of the first anniversary of the Closing Date, (iii) an option to purchase 200,000 shares of Common Stock of the Company from the Stockholder for an exercise price equal to US$4.50 per share as of the second anniversary of the Closing Date, and (iv) an option to purchase 200,000 shares of Common stock of the Company from the Stockholder for an exercise price equal to US$5.50 per share as of the third anniversary of the Closing Date (collectively, the “Annual Option Shares”).  The Annual Options may be exercised, in whole or in part, by the Purchaser giving notice of exercise to the Stockholder on or before the tenth anniversary of the grant date of the Annual Options being exercised.  If the Purchaser exercises the Annual Options, the sale by the Stockholder of the Annual Option Shares and the purchase thereof by the Purchaser shall be made on a closing date not later than ten (10) business days after the receipt by the Stockholder of the notice of exercise, shall be based on representations, warranties and agreements of the Stockholder and the Purchaser similar to those contained in this Agreement and shall be subject to terms and conditions similar to those contained in this Agreement.  If the Purchaser shall exercise the Annual Options, on the closing date, the Purchaser shall pay to the Stockholder the respective Option Exercise Price via wire transfer of immediately available funds in exchange for a certificate or certificates evidencing the Annual Option Shares registered in the Purchaser’s name.  If the Purchaser fails to give notice to the Stockholder of exercise of the Annual Options on or before the tenth anniversary of the grant date, the Annual Options shall terminate.”

1.2           Continuity of Terms.  All the other terms and provisions of the Agreement shall remain in full force and effect.

ARTICLE 2
MISCELLANEOUS

2.1           Entire Agreement.  The Agreement (as amended hereby), including any exhibits and schedules which are attached hereto and thereto, represents the entire understanding of the Parties on the matters discussed herein and therein and supersede all prior agreements, negotiations, draft agreements, and oral communications on the same subject.

2.2           Counterparts.  This Amendment may be executed in one or more counterparts and via facsimile, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

2.3           Facsimile or PDF Signatures.  The Parties agree that transmission to the other Party of this Amendment with its facsimile or electronic “pdf” signature shall bind the Party transmitting this Amendment thereby in the same manner as if such Party’s original signature had been delivered.  Without limiting the foregoing, each Party who transmits this Amendment with its facsimile or “pdf” signature covenants to deliver the original thereof to the other Party as soon as possible thereafter.

[Signature Page Follows]

IN WITNESS WHEREOF, the undersigned have duly executed this Second Amendment to Stock Purchase and Option Agreement as of the day and year first above written.

PURCHASER:	STOCKHOLDER:

ARGYLL BIOTECHNOLOGIES LLC

/s/ Myron W. Wentz	By: /s/ Douglas McClain, Jr.
Myron W. Wentz	Name/Title: Douglas McClain, Jr., CFO